MEMORIAL RESOURCE DEVELOPMENT CORP.

1301 MCKINNEY, SUITE 2100

HOUSTON, TEXAS 77010

May 2, 2014

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Memorial Resource Development Corp.

Registration Statement on Form S-1

Filed April 4, 2014

File No. 333-195602

Dear Mr. Schwall:

Set forth below are the responses of Memorial Resource Development Corp., a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 15, 2014 with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on April 4, 2014, File No. 333-195062 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have also hand delivered five copies of this letter and five copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to pages numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

Registration Statement on Form S-1

General

1.

We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please

H. Roger Schwall

May 2, 2014

provide updated information regarding the status of your NASDAQ listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

Response: The Company acknowledges the Staff’s comments, and we have revised the Registration Statement to address these requests. The Company has applied for the listing of its common stock on the NASDAQ Global Market and has updated its disclosure throughout Amendment No. 1 to reflect this development. Additionally, the Company received a comment letter from NASDAQ on April 28, 2014 regarding our listing application, and we are in the process of replying to NASDAQ and providing NASDAQ with the requested information. The Company has also included, to the extent currently available, and will include in subsequent amendments, all information other than those blanks that contain information that the Company is allowed to omit at the time of effectiveness pursuant to Rule 430A.

Reserves, page 6

2.	Please expand your footnote, under this heading and elsewhere as applicable, to disclose the amount of estimated future income tax expense that would have been included for the periods presented if you were not a tax exempt entity.

Response: The Company acknowledges the Staff’s comment, and we have revised the footnotes on page 6 and 92-93 to address this request.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012, page 71

3.	We note from your discussion that “Distributions to the Funds” during 2013 were $732.4 million and that the sources pertaining to these distributions consisted of monies generated from borrowings, sales of properties to third parties, and sales of common units. Please expand your discussion, where applicable, to explain the circumstances under which distributions are made to the Funds. In addition, please review your characterization of these distributions for consistency. In this regard, it appears these distributions are characterized on page F-24 as “Distributions to Members” whereas page 70 makes reference to “Distribution to Funds.”

Response: The Company acknowledges the Staff’s comment, and we have revised the disclosure on pages 73, F-24, and F-77 of the Registration Statement to address this request to provide additional detail regarding the circumstances under which distributions are made to the Funds and to make the characterization of our distributions consistent.

H. Roger Schwall

May 2, 2014

Management, page 120

Compensation Discussion and Analysis, page 124

4.	Provide the information required by Item 402 for the Predecessor as you have for the other disclosure regarding the Company. The staff does not concur with your apparent belief that no quantified disclosure is required because you “were formed in January 2014….Accordingly, we are not presenting any compensation for historical periods.” We note that the operations of the Company, and its management, will be essentially the same as those of the Predecessor.

Response: The Company acknowledges the Staff’s comment and we have revised the disclosure on pages 127 through 132 to include the information required by Item 402 of Regulation S-K for our predecessor, Memorial Resource Development LLC. Additionally, we have provided further disclosure regarding our expected compensation for 2014.

5.	In response to prior comment 16 from our letter to you dated March 5, 2014, you state that you do not expect to enter into employment agreements with your named executive officers. Address whether the compensation arrangements and employment agreements while continue with the Company and, if so, file those as exhibits and provide the disclosure required by Item 402 of Regulation S-K. To the extent applicable after the offering, please describe any overlap with the current employment agreements with MRD, LLC.

Also, we note that such officers also serve the similar positions at Memorial Production Partners GP LLC, which will become one of your wholly subsidiaries as result of this offering. Please address how you intend to compensate your officers, given the current arrangement in which Memorial Production Partners LP reimburses GP LLC for compensation expenses.

Response: There are no existing employment agreements between us and our named executive officers nor are there any existing employment agreements between Memorial Resource Development LLC and our named executive officers. As disclosed on pages 128-133, the only compensatory arrangements that we intend to enter into with our executive officers are the Change in Control Agreements, the form of which is filed as Exhibit 10.7 to Amendment No. 1.

We have sole responsibility and authority for compensation-related decisions for our executive officers and the compensation for our executive officers will be payable solely by us. Each of our named executive officers is also one of Memorial Production Partners GP LLC’s (“MEMP GP”) executive officers, and we expect that our named executive officers will, in their capacity as MEMP GP’s executive officers, devote a significant portion of their total business time to MEMP GP’s management of Memorial Production Partners LP (“MEMP”) and MEMP’s operations. As discussed on pages 140-141 of Amendment No. 1, pursuant to the Omnibus Agreement, MEMP currently reimburses

H. Roger Schwall

May 2, 2014

MRD LLC for all expenses incurred by MRD LLC (or payments made on MEMP’s behalf) in conjunction with MRD LLC’s provision of general and administrative services to MEMP (including an allocated portion of the salary and benefits of the executive officers of MEMP GP). In connection with the restructuring transactions and the closing of the offering, we will assume all of MRD LLC’s duties and obligations under the Omnibus Agreement and, on and after such time, the compensation for all of our and MEMP GP’s executive officers will be payable by us, and MEMP will reimburse us for costs and expenses incurred for MEMP’s benefit (including the portion of our and MEMP GP’s executive officers allocated to MEMP) pursuant to the terms of the Omnibus Agreement, filed as Exhibit 10.9 to Amendment No. 1.

All such compensation decisions are not subject to any approval by the board of directors of MEMP GP (except that awards to MEMP GP officers and other employees under the Memorial Production Partners GP LLC Long-Term Incentive Plan will be approved and granted by MEMP GP’s board upon recommendation from us).

Memorial Resource Development LLC (Predecessor) Annual Financial Statements

Statements of Consolidated and Combined Cash Flows, page F-24

6.	Please tell us why you believe the classification of “Additions to restricted cash” as an investing activity is the most appropriate classification given your disclosure on page 54 that “$50 million of restricted cash is held in the debt service reserve account to secure payments of interest and certain other payments on the PIK notes.”

Response: The Company acknowledges the Staff’s comment. We note that at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, members of the Commission staff stated that changes in restricted cash was an area in which more than one cash flow classification might be appropriate, depending on the nature of the restriction, while noting that, generally, restricted cash would appear to be an investment and the related cash flows thus should be classified in investing activities.

The restricted cash has been invested in an interest bearing money market account and the Company is only entitled to cause the funds to be released from the debt service reserve account (i) for payments of interest on the PIK notes, (ii) for payments of principal on the PIK notes at the stated maturity of the notes, (iii) in connection with the optional redemption of all the PIK notes prior to December 15, 2014, or (iv) in connection with a satisfaction and discharge of the indenture or legal defeasance or covenant defeasance in accordance with the terms of the indenture. The Company also has the ability to utilize cash flows from operations to satisfy payments of interest. As of December 31, 2013, the Company had uncertainty as to how the restricted cash would be utilized.

H. Roger Schwall

May 2, 2014

Accordingly, the Company respectfully submits that the restricted cash represents an investment. The debt service reserve account is the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. Therefore, the Company believes that deposits and withdrawals of principal balances in the debt service reserve account represent the creation or return of investment, which generally should be presented as investing activities in the statement of cash flows.

Notes to Condensed Consolidated and Combined Financial Statements

Note 12. Related Party Transactions, page F-54

Net Profits Interest Sold to NGP, page F-56

7.	Your disclosure on page F-57 indicates that your consolidated and combined financial statements have been retrospectively revised for the repurchase of net profits interests on February 28, 2014. Please clarify for us why your historical financial statements account for a transaction that had not occurred as of the fiscal year ended December 31, 2013. Refer to FASB ASC 805-50-25-2.

Response: The Company acknowledges the Staff’s comment. We note that in remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments, Leslie A. Overton, Associate Chief Accountant, Division of Corporation Finance, discussed the form and content of the financial statements required in an initial public offering. During her remarks, Ms. Overton noted that a combination of entities under common control should be reflected in the historical financial statements if the combined entities will become a consolidated group by the time of effectiveness of the initial public offering registration statement and the transactions will be accounted for as a reorganization of entities under common control. The transaction was accounted for as a transaction between entities under common control, similar to a pooling of interests, whereby the net assets acquired were recorded at historical cost and certain financial and other information was retrospectively revised to give effect to such acquisitions as if the Company owned the assets for periods after common control commenced through the date of the respective acquisition dates.

Exhibits

8.	Please file all agreements required to be filed by Item 601(b)(10) of Regulation S-K, or revise your exhibit index to include all agreements that you intend to file as exhibits. For example, we note your references to the following agreements:

•	Your sale agreements with Energy Transfer Equity, LP and Phillips 66 (page 109);

H. Roger Schwall

May 2, 2014

Response: The Company respectfully submits that we do not believe that the sale agreements with Energy Transfer Equity, LP and Phillips 66 are required to be filed as exhibits to the Amendment because (i) such agreements were made in the ordinary course of business and (ii) the Company’s business is not substantially dependent on any such agreements. These agreements are of a type that is common throughout the oil and natural gas exploration and production industry. Thus, the Company believes that these agreements are ones that would “ordinarily accompan[y] the kind of business conducted” by the Company under Item 601(b)(10)(ii). Additionally, the Company does not believe that the referenced contracts are contracts upon which its “business is substantially dependent” under Item 601(b)(10)(ii)(B). In the event that our agreement with either counter-party were terminated, we believe that we would be able to secure a substitute customer to purchase the relevant production volumes on substantially similar economic terms. Accordingly, the Company believes that it is not required to file these agreements as exhibits to Amendment No. 1. We have revised Amendment No. 1 to make the foregoing more clear. Please see pages 32 and 112.

•	MRD, LLC’s omnibus, tax sharing, and Beta management agreements with Memorial Production Partners, LP, which you will assume (page 132);

Response: The Company has incorporated by reference MRD LLC’s omnibus and tax sharing agreements into Amendment No. 1. The Company respectfully submits that the Beta management agreement is not required to be filed as an exhibit because (i) the agreement was made in the ordinary course of business and (ii) the agreement is immaterial in amount and significance. As noted in the Registration Statement, MRD LLC entered into the management agreement with its wholly owned subsidiary, Beta Operating Company, LLC, in connection with MEMP’s purchase of certain oil and gas assets. Under the Beta management agreement, MRD LLC provides certain management and administrative oversight services with respect to the services to be provided by Beta Operating Company, LLC to a subsidiary of MEMP. After the restructuring transactions are completed, the Company will receive approximately $0.4 million annually from MEMP under the agreement, which is an immaterial amount to the Company and MEMP. Further, we do not believe that the information contained in such agreement is material to an investor’s investment decision, as the administrative oversight services to be provided do not account for a significant portion of the Company’s business or operations. Therefore, the Company believes that the Beta management agreement is not required to be filed as an exhibit to Amendment No. 1 under Item 601(b)(10)(ii) of Regulation S-K or otherwise.

•	Applicable employment agreements with your named executive officers; and

Response: The Company will not enter into employment agreements with named executive officers. As disclosed on pages 128-133, the only compensatory arrangements that we intend to enter into with our executive officers are the Change in Control Agreements, the form of which is filed as Exhibit 10.7 to Amendment No. 1.

H. Roger Schwall

May 2, 2014

•	Gas Processing Agreement between WildHorse Resources and PennTex North Louisiana, LLC (page 134).

Response: The Company respectfully submits that it will file a redacted version of the Gas Processing Agreement with Amendment No. 1 and will file a confidential treatment request for the redaction of certain competitively sensitive information from the Gas Processing Agreement.

Alternatively, please provide your analysis as to why you do not intend to file any such agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

H. Roger Schwall

May 2, 2014

Signature Page

If you have any questions or comments concerning these responses, please call Kyle N. Roane, our Vice President, General Counsel and Corporate Secretary, at (713) 588-8370 or John Goodgame at Akin Gump Strauss Hauer & Feld LLP at (713) 220-8144.

Sincerely,

Memorial Resource Development Corp.

By:	/s/ Kyle N. Roane
Kyle N. Roane
Vice President, General Counsel and Corporate Secretary

cc:	John Goodgame, Akin Gump Strauss Hauer & Feld LLP

Shar Ahmed, Akin Gump Strauss Hauer & Feld LLP

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Christopher Ray, Natural Gas Partners